UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	23 December 2021

Release Number	37/21

Update on recommended all-cash offer for Noront Resources Limited

Further to BHP’s release on 21 December 2021, in relation to the recommended all-cash offer to acquire all of the issued and outstanding common shares of Noront Resources Limited by BHP Western Mining Resources International Pty Ltd, an update is provided in the attached release.

Information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661	Tel: +44 20 7802 7144 Mobile: +44 7961 636
683	432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

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BHP and Noront terminate support agreement

Melbourne, Victoria – December 23, 2021 – BHP Lonsdale Investments Pty Ltd (BHP Lonsdale), a wholly owned subsidiary of BHP, announced today the termination of the support agreement between BHP Lonsdale, its subsidiary BHP Western Mining Resources International Pty Ltd (BHP WMR) and Noront Resources Ltd. (TSXV: NOT) (Noront) dated July 26, 2021, as amended (the “Support Agreement”) relating to Noront’s support of BHP Lonsdale’s C$0.75 per share offer to acquire Noront. In accordance with the terms of the Support Agreement, Noront has made a C$17.78 million termination payment to BHP WMR.

About BHP

BHP is a world-leading global resources company. We extract and process minerals, oil and gas, with 80,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. Our Potash head office is in Saskatoon and our head office for metals exploration is in Toronto.

Our corporate purpose is to bring people and resources together to build a better world. Our strategy is to deliver long-term value and returns through the cycle. We aim to do this through owning a portfolio of world class assets with exposure to highly attractive commodities that benefit from the mega-trends playing out in the world around us, by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being industry leaders in sustainability and the creation of social value.

BHP has a strong track record in Canada

BHP has a strong track record of mining development and investment in Canada over several decades. We have invested in diamonds, potash, exploration, Carbon Capture and Storage (CCS) research, and in environmental preservation through the BHP Foundation in Canada’s boreal forest. We have built strong relationships with communities and stakeholders throughout our history in Canada. Earlier this year, BHP approved US$5.7 billion in investment for its Jansen project, for what stands to be one of the world’s largest, most modern potash mines and a significant economic driver for Saskatchewan.

www.bhp.com

Contact details

BHP

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: + 61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

Forward looking statements

Certain statements contained in this press release contain “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information and statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Forward-looking information and statements in this press release are based on the Offeror’s, BHP Lonsdale’s and Noront’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and the Offeror, BHP Lonsdale and Noront disavow and disclaim any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Noront.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 23, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary